EXHIBIT 99.1

NOVONIX LIMITED (ASX: NVX)

ASX APPENDIX 4E

For the six-months ended 31 December 2022

The ASX Appendix 4E of NOVONIX Limited and subsidiaries (NOVONIX) for the six-months ended 31 December 2022. The report is for the six-month period ended 31 December 2022 as the Company changed its year end to align the Company’s financial year with that of its industry peers. It should be read in conjunction with the Directors’ Report and the audited financial statements for the six-months ended 31 December 2022. Information presented for the previous corresponding period is for the year ended 30 June 2022 (unless otherwise stated).

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	6 months ended 31 December 2022 US$	Restated 12 months ended 30 June 2022 US$	Change US$	Change %
Revenue from ordinary activities	2,702,276	6,101,155	(3,398,879)	-55.8%
Loss before tax	(27,864,014)	(51,860,307)	23,996,293	46.3%
Loss from ordinary activities after tax	(27,864,014)	(51,860,307)	23,996,293	46.3%
Net loss for the period attributable to members	(27,864,014)	(51,860,307)	23,996,293	46.3%
	6 months ended 31 December 2022 US	12 months ended 30 June 2022 US
Basic earnings per share	($0.06)		($0.11)
Diluted earnings per share	($0.06)		($.11)

Refer to the NOVONIX consolidated Annual Report for the six-months ended 31 December 2022 for commentary on the above results.

Dividends

There were no dividends paid, recommended, or determined during, or for, the current or previous reporting period.

Net Tangible Assets

	31 December 2022 US	30 June 2022 US
Net tangible asset[1] backing per ordinary share	$0.44	$0.60

Controlled entities

No control has been gained over entities during the period.

Associates and joint ventures

There are no associates or joint ventures.

Status of audit

The financial statements have been audited and an unmodified opinion has been issued. For additional 4E disclosures, refer to the Annual Report for the six-months ended 31 December 2022 lodged with the ASX on 28 February 2023.

1 Net tangible assets is calculated as net assets less intangible assets

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

Australia